Exhibit III

CAPITAL CLEAN ENERGY CARRIERS CORP. 3, IASSONOS ST. 18537 PIRAEUS, GREECE

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V58217-P19090	KEEP THIS PORTION FOR YOUR RECORDS

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DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CAPITAL CLEAN ENERGY CARRIERS CORP.

The Board of Directors recommends you vote FOR the following proposals:

1.	To elect eight directors of the Company to serve until the 2025 Annual Meeting of Shareholders.

	Nominees:	For	Against	Abstain

	1a. Keith Forman	☐	☐	☐

	1b. Gerasimos (Jerry) Kalogiratos	☐	☐	☐

	1c. Atsunori Kozuki	☐	☐	☐

	1d. Gurpal Grewal	☐	☐	☐

	1e. Rory Hussey	☐	☐	☐

	1f. Abel Rasterhoff	☐	☐	☐

	1g. Eleni Tsoukala	☐	☐	☐

	1h. Dimitrios Christacopoulos	☐	☐	☐

		Yes	No

Please indicate if you plan to attend this meeting.		☐	☐

	For	Against	Abstain

2. To ratify the appointment of Deloitte Certified Public Accountants S.A. as our independent registered public accounting firm for the fiscal year ending December 31, 2024.	☐	☐	☐

NOTE: Shareholders will transact such other business as may properly come before the Annual Meeting and will consider and vote upon any adjournments or postponements thereof.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED THIS PROXY WILL BE VOTED FOR THE ELECTION OF EACH NOMINEE AND FOR THE PROPOSAL LISTED HEREIN.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

ANNUAL MEETING OF SHAREHOLDERS OF

CAPITAL CLEAN ENERGY CARRIERS CORP.

December 5, 2024

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.proxyvote.com to enjoy online access.

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

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V58218-P19090

PROXY

CAPITAL CLEAN ENERGY CARRIERS CORP.

PROXY FOR ANNUAL MEETING TO BE HELD ON DECEMBER 5, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

 The undersigned, revoking all prior proxies, HEREBY APPOINTS Keith Forman, or, if Mr. Forman is not present, any director of the Company, with full power of substitution, as proxy for the undersigned, to represent the undersigned and to vote all the Common Shares of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Annual Meeting of Shareholders (the “Meeting”) to be held on December 5, 2024, at 11:30 A.M. Greek time, at the principal executive offices of Capital Clean Energy Carriers Corp., at 3, Iassonos Street, 18537 Piraeus, Greece or at any adjournments or postponements thereof.

Should the undersigned be present and elect to vote at the Meeting or at any adjournments or postponements thereof, and after notification to the Company at the Meeting of the shareholder’s decision to terminate this proxy, then the power of such attorneys or proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by filing a written notice of revocation with the Company or by duly executing a proxy bearing a later date.

(Continued and to be signed on reverse side.)